Exhibit 99.2


                                   August 5, 1996





          Arcadian Corporation
          6750 Poplar Avenue, Suite 600
          Memphis, Tennessee  38138-7419

          Attention:     Mr. William A. McMinn
                         Chairman of the Board

               Re: Business Combination of Arcadian Corporation and Freeport-McMoRan Inc.


          Gentlemen:

               This Letter of Intent, when executed by you, will constitute a non-binding statement of the intention of Arcadian Corporation ("Arcadian") and Freeport-McMoRan Inc. ("Freeport") concerning the proposed combination (the "Combination") of the businesses of Arcadian and Freeport into a newly-formed corporation ("Newco"), pursuant to which it is contemplated that (i) the outstanding capital stock of Arcadian and Freeport will be converted into capital stock of Newco, (ii) Newco will become the ultimate parent corporation of Arcadian and Freeport, and (iii) Arcadian and Freeport will become wholly-owned direct or indirect subsidiaries of Newco. It is also intended that, while not a condition to the Combination, Freeport will provide to Freeport-McMoRan Resource Partners, Limited Partnership ("FRP") an opportunity to participate in a transaction that would convert the publicly-held limited partnership units of FRP into common stock of Newco.

               There will be a period (the "Negotiation Period") commencing on the date of this Letter of Intent and ending one month thereafter during which (i) each of the parties will complete its due diligence and evaluation of the other party and of FRP and
          (ii) the parties will use their reasonable good faith efforts to negotiate a mutually acceptable definitive agreement to implement the Combination. During the Negotiation Period and thereafter until two weeks following receipt by Arcadian or Freeport of written notice from the other that the notifying party has terminated this Letter of Intent, neither Arcadian nor Freeport shall, directly or indirectly, through any director, officer, employee, affiliate, or other representative, solicit, encourage,


          Arcadian Corporation
          August 5, 1996
          Page 2

          furnish any information concerning, participate in negotiations or discussions concerning, consider, entertain, accept or consummate any proposal of any person relating to the acquisition of its business in whole or in part, whether through the purchase of assets or stock, or through a merger, consolidation, share exchange or otherwise; provided, however that the foregoing limitation shall not apply to Freeport's discussions with IMC Global, Inc. regarding any role that IMC Global may play in the Combination; and provided further that the foregoing limitation shall not apply to Arcadian or Freeport if, in the good faith judgment of its Board of Directors after consultation with legal counsel and financial advisors, compliance with such limitation would not be prudent in view of such directors' duties under applicable law. During the Negotiation Period, Arcadian and Freeport will consult with each other and use their good faith efforts to agree upon the form and substance of all public statements or announcements with respect to the Combination (except that, after such consultation, either Arcadian or Freeport may make such statements as it in good faith deems to be required by applicable law, stock exchange rules or otherwise). Either party may terminate this Letter of Intent at any time by written notice to the other party, and upon such termination (except as stated above), neither party shall have any obligation with respect to the Combination hereunder or otherwise or any liability to the other party hereunder or relating in any way to the proposed Combination.

               The definitive agreement will, among other things, provide:

               1. That the Combination will constitute a tax-free transfer to a controlled corporation under Section 351 and/or a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended. Subject to the conditions set forth below, in the Combination (i) each outstanding share of common stock of Arcadian (including shares of common stock resulting from the exercise of the Holders' Opt-Out Right as described in Arcadian's Certificate of Incorporation) shall be converted into 0.658 shares of common stock of Newco, (ii) each outstanding share of common stock of Freeport shall be converted into one share of common stock of Newco, (iii) each outstanding share of Arcadian's Mandatorily Convertible Preferred Stock, Series A will be converted into one share of Mandatorily Convertible Preferred Stock of Newco containing substantially equivalent terms and privileges as the Arcadian issue, except that such shares will be convertible into 0.658 shares of Newco common stock (subject to adjustment as set forth in Arcadian's Certificate of Incorporation), and (iv) appropriate mutually agreeable provisions will be made for Arcadian's and Freeport's outstanding options, warrants, SARS and other similar rights.

               2. For representations, warranties and covenants acceptable to Arcadian and Freeport, concerning, among other things, the organization, business, and financial condition of,



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          August 5, 1996
          Page 3

          and litigation affecting, Arcadian and Freeport and, if the parties so agree, appropriate provisions governing fiduciary responsibilities, termination fees and voting arrangements. Such representations and warranties will not survive the closing of the Combination.

               3. That the closing of the Combination shall be subject to, among other things: (a) board of directors' approvals by each of Freeport and Arcadian; (b) requisite approval by the stockholders of Freeport and Arcadian; (c) the completion of appropriate filings under the Hart-Scott-Rodino Antitrust Improvements Act and the expiration or termination of all applicable waiting periods thereunder; and (d) the obtaining of all other necessary governmental and third party consents and approvals.

               While not a condition to the Combination, it is the intent of the parties that Newco will provide to FRP an opportunity to participate in a transaction that would convert the publicly-held limited partnership units of FRP into common stock of Newco at a conversion rate that is satisfactory to Freeport, Arcadian and FRP. In its capacity as Administrative Managing General Partner of FRP, Freeport will appoint a special committee of its Board of Directors to act on behalf of the holders of limited partnership units of FRP and will authorize such committee to engage independent financial advisors and counsel to assist such committee in evaluating the proposed transaction.

               Please confirm that this letter accurately sets forth our mutual understanding by executing two copies of this letter and returning a fully executed copy to Freeport. It is recognized that the definitive agreement will include terms, provisions, conditions, representations and warranties in addition to and in modification of those discussed above. It is our expectation that the parties would enter into a definitive agreement within one month after your execution and return of this letter, that the stockholders' meetings of Arcadian and Freeport will be held as soon as practicable thereafter and that the closing will take place as soon as practicable after such meetings.

               Except for the obligations of Arcadian and Freeport set forth in the second and third sentences of the second paragraph of this letter, this letter shall not be deemed to be a binding agreement and shall create no legal obligation on the part of Freeport, Arcadian or any of their respective officers, directors, employees, agents or affiliates. Any such agreement or obligation shall be created solely by a written, executed and delivered definitive agreement.



          Arcadian Corporation
          August 5, 1996
          Page 4

               If the foregoing is in accordance with your understanding, kindly execute and return the enclosed copy of this letter as provided above.

                                        Very truly yours,



                                        FREEPORT-MCMORAN INC.



                                        By: /s/James R. Moffett
                                            --------------------
                                             James R. Moffett
                                             Chairman of the Board


          Confirmed:

          ARCADIAN CORPORATION


          By: /s/William A. McMinn
              --------------------
               William A. McMinn
               Chairman of the Board